OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

JOHN ANDERSON OF PURPLEFISH CAPITAL GROUP

JOINS MIRANDA’S BOARD OF DIRECTORS

Vancouver, BC, Canada – August 8, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that John Anderson has agreed to join Miranda’s Board of Directors.

John Anderson is the Chairman of Purplefish Capital Management Limited (“Purplefish”), an independent Corporate Finance Advisory Firm with offices in Vancouver, Geneva, and Beijing. They also have strategic relationships with groups focused on Chinese markets. Purplefish works with companies to assist them in achieving strategic and financial objectives, and attract capital for business development and growth.

Over past 25 years John has been instrumental in founding, helping found, and managing numerous companies - and successfully raising over $500 million in equity for a number of public and private companies in the United States, Canada and Europe - and has been directly responsible for numerous IPO’s and cross-border public listings. His specialty is identifying undervalued opportunities and investing capital into these initiatives, and driving marketing and sales with a strong focus on corporate development. Currently he is the chairman of Triumph Gold Corp. (TSX-V: TIG) (formerly Northern Freegold Resources), and a director of American Eagle Energy, Huakan International Mining, Parallel Mining Corp. John anticipated the recent surge of company interest moving aggressively into the Yukon and helped position Triumph Gold for success with a major company in this popular jurisdiction.

John is clearly a powerhouse entrepreneur and he readily translates his enthusiasm and commitment to every endeavor he involves himself in.

Joseph Hebert, Chief Executive Officer of Miranda comments: “Besides being a pleasure and inspiration to work with. John is a key addition to our Board. He will help provide Miranda ideas, and a vision for growth and business development, as well as expose Miranda to new shareholders and new sources of capital.”

About Miranda

Miranda is a gold Prospect Generator active in Colombia with a production joint venture in Alaska. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with Gold Torrent, Inc. and IAMGold Corporation.

1

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

2